Exhibit 99.1

Lifezone Metals Announces Pricing of $25 Million

Registered Direct Offering

April 22, 2026

New York (USA) – Lifezone Metals Limited (NYSE: LZM) announced today that it has entered into a share purchase agreement with fundamental institutional investors for the sale of 5,700,000 ordinary shares at a price of $4.40 per share. Gross proceeds to the Company are expected to be approximately $25 million, excluding placement agent fees and offering-related expenses. The net proceeds of this offering will be used for exploration activities in Burundi and Tanzania, the PGM Recycling Project, conducting Hydromet research and development at Simulus Laboratory, and for other general corporate and working capital purposes, including financing costs.

The offering is expected to close on or about April 23, 2026, subject to the satisfaction of customary closing conditions.

Roth Capital Partners served as the sole placement agent for the transaction.

The ordinary shares described above were offered by Lifezone pursuant to a registration statement on Form F-3 (File No. 333-281189) that the Company filed with the Securities and Exchange Commission, which was declared effective by the SEC on August 16, 2024, using a “shelf” registration process. The ordinary shares of the Company may only be offered by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the offering will be filed with the SEC. When available, electronic copies of the prospectus supplement and the accompanying prospectus relating to the offering may be obtained by visiting the SEC’s website at www.sec.gov or by contacting Roth Capital Partners at 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, or by email at rothecm@roth.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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Contact

Investor Relations Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com

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About Lifezone Metals

Lifezone Metals (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, the Company offers the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting.

The Company’s Kabanga Nickel Project in Tanzania is believed to be one of the world’s largest and highest-grade development-ready nickel sulfide deposits. By pairing it with the Company’s Hydromet Technology, Lifezone is working to unlock a new source of nickel, copper and cobalt for the global battery metals markets and to empower Tanzania to achieve in-country beneficiation.

Through the Company’s US-based recycling partnership, Lifezone is working towards applying its Hydromet Technology to the recovery of platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. The Company’s process is expected to be cleaner and more efficient than conventional smelting and refining methods, supporting a circular economy for precious metals.

www.lifezonemetals.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements may be accompanied by words such as “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided, however, that the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release, include, but are not limited to, statements regarding the proposed public offering, related timing, and the intended use of proceeds from the offering. There can be no assurance as to whether or when the offering may be completed or as to how the proceeds of the offering will be used and whether proceeds raised will be sufficient for their intended purposes. The forward-looking statements in this press release are subject to risks and uncertainties that may cause actual results to differ materially, including market and other conditions, risks associated with the cash requirements of the Company’s business and other risks and uncertainties that may affect the Company’s business, results of operations and financial condition and future operations, and other risks that are and will be detailed from time to time in the Company’s filings with the Securities and Exchange Commission (the “Commission”), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and the Reports on Form 6-K that the Company files and furnishes from time to time with the Commission. Further, the forward-looking statements in this press release are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication.

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